UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant’s Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, May 8, 2007

D. Eduardo Hecker

President

National Securities Commission

 S               /               D

Ref.:	Communication of relevant event for Edenor LLC (“The Company”). Expiration of deadline for preferred subscriptions.

Dear Sir:

In accordance with Article 2 of Chapter XXI of the Rules of the National Securities Commission (“CNV”) and Article 23 of the Listing Regulation of the Buenos Aires Stock Exchange (“BCBA”), we are pleased to inform you, within the public offer and Edenor’s share capital increase, that the deadline for the exercise of preferred subscription and accretion rights expired yesterday at 3 p.m. Such deadline had remained in effect since April 30th, 2007, in accordance to the Company’s statutory norms (Art. 6), the foreseen deadline for the preferred subscription in the prospectus approved by the Board of Directors on April 12th, 2007 and the publication of the pertinent Official Bulletin, dated April 25th, 2007 (Section 2, pp.42).

Considering that the holders of Class “C” shares have not exercised, within the legal timeframe and in due form, the above referred rights, 8,316,102 shares remain unsubscribed, corresponding to 10% of the new shares issued in connection with the capital increase of up to 83,161,020 million approved by the Board of Directors, in use of the powers delegated to them by each extraordinary general assembly of shareholders celebrated on June 7th, 2006 and April 10th, 2007.

Such remaining shares may be publicly or privately sold by Edenor S.A. or cancelled within 10 business days starting May 7th, 2007, in accordance to CNV and BCBA norms. The Company will provide information in due course regarding the amount of shares effectively subscribed.

Very Truly Yours,

Juan Gregorio Nazar

Representative

Edenor S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: May 10, 2007